

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 5, 2018

Via E-mail
Ms. Kathryn Mikells
Chief Financial Officer
Diageo plc
Lakeside Drive
Park Royal
London NW10 7HQ
England

> **Re:** **Diageo plc**
> **Form 20-F for the Fiscal Year Ended June 30, 2017**
> **Filed August 8, 2017**
> **File No. 1-10691**

Dear Ms. Mikells:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended June 30, 2017
Financial Statements
Note 16. Net Borrowings, page 255

1. You appear to have several registered notes with guarantees listed on the cover page of your Form 20-F. Please disclose in a footnote to your financial statements:
   - the issuer(s) and guarantor(s) for each of these guaranteed notes,
   - the legal aspects of each guarantee arrangement that would be material for an investor to evaluate the sufficiency of the guarantee, including the terms of any guarantee release provisions,
   - the investors' priority position in the event of a default by the issuer, and
   - any significant restrictions on the issuer's ability to obtain funds from its guarantor(s) by dividend, loan, or other means.

Also, tell us the specific paragraph of Rule 3-10 of Regulation S-X that applies to each guaranteed note. Explain how your guaranteed note disclosures comply with that paragraph and further revise your disclosures, as appropriate.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Linda Cvrkel at (202) 551-3813 or me at (202) 551-3769, if you have any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel &
Mining